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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CommonWealth Financial Group,Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1233 Haddonfield-Berlin Rd. Suite 10
(No. and Street)

(City) NJ (State) 08043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Arthur Laine 856-751-5220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr. (Address) Sugar Land (City) TX (State) 77498 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey Arthur Laine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CommonWealth Financial Group,Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIANNE T. LAINE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JAN 17, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Financial Group, Inc.
INDEX TO FINANCIAL STATEMENTS
As of December 31, 2018

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Commonwealth Financial Group, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Financial Group, Inc as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commonwealth Financial Group, Inc's management. Our responsibility is to express an opinion on Commonwealth Financial Group, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Commonwealth Financial Group, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I&II on the pages 9 has been subjected to audit procedures performed in conjunction with the audit of Commonwealth Financial Group, Inc's financial statements. The supplemental information is the responsibility of Commonwealth Financial Group, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Commonwealth Financial Group, Inc's auditor since 2018.

Sugar Land, Texas

Feb 26, 2019

Commonwealth Financial Group, Inc.
Statement of Financial Condition
As of December 31, 2018

ASSETS

Current assets:	
Cash	$40,552
Accounts receivable	1,642
Total Assets	$42,194

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$ 9,371
Total Current Liabilities	$ 9,371
Shareholder's Equity:	
Common stock: 1,000 shares authorized, stated value $1 1,000 shares issued and outstanding	$1,000
Additional paid in capital	27,130
Retained earnings	4,693
Shareholder's equity	32,823
Total Liabilities & Shareholder's Equity	$42,194

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2018

Commissions & other revenues	$109,904
Commission expenses	(6,884)
Gross margin	$103,020
General and administrative expenses:	
Salaries & consulting	$ 5,000
General administration	97,449
Total general and administrative expenses	102,449
Income from operations	571
Other income:	
Other income	0
Interest & dividend income	9
Net income before income tax provision	580
Provision benefit for income taxes	(572)
Net income	$ 8

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2017	$1,000	$27,130	$4,685	$32,815
Net income for the fiscal year			8	8
Balance at December 31, 2018	$1,000	$27,130	$4,693	$32,823

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Operating activities:	
Net income	$ 8
Changes in other operating assets and liabilities:	
Receivable from clearing broker	1,405
Accounts payable & accrued expenses	(18,075)
Net cash used in operations	$(16,670)
Net increase in cash during the fiscal year	$(16,662)
Cash at December 31, 2017	57,214
Cash at December 31, 2018	$40,552
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$572

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2018

1. Organization
Commonwealth Financial Group, Inc. (the Company) is a privately held corporation formed in Virginia in 1993 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.
Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2018, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

All tax returns from fiscal years 2015 to 2017 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2018.

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes		**$580**
Current tax expense:		
Federal:		
Net income before provision for income taxes	**580**	
Add back: 50% of meals and entertainment expenses	**2,149**	
Federal taxable base	**$2,729**	
Federal tax (21%)		**$572**
Total provision for income tax		**$572**

5. Income Taxes

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2018 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2018

CREDIT:	
Shareholders' equity	$32,823
DEBITS:	
Non-allowable assets:	
Accounts receivable	(1,642)
NET CAPITAL	$31,181
Less haircuts	0
ADJUSTED NET CAPITAL	$31,181
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$26,181
AGGREGATE INDEBTEDNESS:	$ 9,371
AGGREGATE INDEBTEDNESS TO NET CAPITAL	30.05%
Excess net capital previously reported on Form X-17A-5	$26,181
Adjustments	0
Excess net capital per audited report	$26,181

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Commonwealth Financial Group, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Exemption Report Review-Commonwealth Financial Group, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Exemption Report Review-Commonwealth Financial Group, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Exemption Report Review-Commonwealth Financial Group, Inc stated that Exemption Report Review-Commonwealth Financial Group, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Exemption Report Review-Commonwealth Financial Group, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Exemption Report Review-Commonwealth Financial Group, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 26, 2019

Commonwealth Financial Group, Inc.
1233 Haddonfield-Berlin Rd., Suite 10
Voorhees, NJ 08043

December 31, 2018

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:
Commonwealth Financial Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Commonwealth Financial Group, Inc. states the following:

Commonwealth Financial Group, Inc., claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(1), the exemption provision, as the company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. The company may briefly handle customer funds and or/securities, but promptly transmits such funds and securities received. Additionally, the company does not hold funds or securities for, or owe money or securities to, customers.

Commonwealth Financial Group, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

Jeffrey A. Laine
President